

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

December 10, 2007

Mr. Roger Harman
Chief Financial Officer
Canadian Superior Energy Inc.
2700, 605 - 5th Ave S.W.
Calgary, Alberta T2P 3H5   Canada

>   **Re: Canadian Superior Energy Inc.**
>   **Form 40-F/A for Fiscal Year Ended December 31, 2006**
>   **Filed May 16, 2007**
>   **File No. 001-31395**

Dear Mr. Harman:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F/A for the Fiscal Year Ended December 31, 2006

Exhibit 99.2

1. We note your financial statements for the fiscal year ended December 31, 2004 were audited by KPMG. We further note that the consent to use their report has been included as an exhibit to your filing. However, the audit report of KPMG does not appear to have been included in your filing. Please advise.

Note 16, Reconciliation with United States Generally Accepted Accounting Principles

2. We note your adjustment for the difference between Canadian and U.S. GAAP in applying the ceiling test for impairment of oil and gas properties discussed in note 16(c). Based on the adjustments included in the table, we understand you have recorded an impairment under U.S. GAAP and adjusted for the related depletion amounts recorded under Canadian GAAP. However, it is unclear why the adjustment for depletion is greater than the impairment adjustment amount. Please explain the basis used to calculate these amounts.

3. On a related matter, we note the ceiling test for impairment under Canadian GAAP uses the credit-adjusted risk-free rate as the discount rate; whereas, under U.S. GAAP, the full cost method states the use of a 10% discount rate. Please confirm that you have considered this difference when calculating the adjustment amount discussed in note 16(c).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant